Exhibit 99.1

Q.  What is Relational Investors position generally?

A.  Relational believes that Sovereign’s directors are not independent and have not represented the best interests of shareholders. This lack of independence is evidenced by numerous decisions which we believe have benefited Sovereign’s directors more than Sovereign’s shareholders. We believe that it is important to elect two new truly independent members to Sovereign’s board.

We are not soliciting proxies at this time, but would like to provide you with information about our efforts to improve Sovereign’s corporate governance practices and, ultimately, Sovereign’s stock price.

Q.  Is Sovereign or its board of directors doing anything illegal?

A.  I can’t speak to the legality of the board’s actions, but we believe they are not acting in the best interests of shareholders.

Relational believes that Sovereign’s directors are not independent and have not represented the best interests of shareholders. This lack of independence is evidenced by numerous decisions which we believe have benefited Sovereign’s directors more than Sovereign’s shareholders. We believe that it is important to elect two new truly independent members to Sovereign’s board.

We are not soliciting proxies at this time, but would like to provide you with information about our efforts to improve Sovereign’s corporate governance practices and, ultimately, Sovereign’s stock price.